Exhibit 21.1

MICHAELS STORES, INC.
Subsidiaries of Michaels Stores, Inc.

Aaron Brothers, Inc., a Delaware corporation.
Michaels Finance Company, Inc., a Delaware corporation.
Michaels of Canada, ULC, a Nova Scotia unlimited liability company.
Michaels Stores Card Services, LLC, a Virginia limited liability company.
Michaels Stores Procurement Company, Inc., a Delaware corporation.